# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Southwest Gas Holdings, Inc., CIK 0001692115
CUSIP: 844895102
Title of class of securities: Common Stock, Par Value $1.00 per share
Address of issuer's principal executive offices: C/O SOUTHWEST GAS CORPORATION, 8360 S. DURANGO DRIVE, LAS VEGAS, Nevada (NV), 89113
Date of event which requires filing of this statement: 11/26/2025
Amends the filing with accession number 0001539497-25-002707
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse A. Lynn COO, Icahn Capital LP, 16690 Collins Avenue, PH-1, Sunny Isles Beach, Florida (FL), 33160, (305) 422-4100

## Reporting persons
- Icahn Partners Master Fund LP (CIK 0001322827): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,613,437; shared voting power 2,613,437; sole dispositive power 2,613,437; shared dispositive power 2,613,437; aggregate amount beneficially owned 2,613,437 (3.62% of the class)
- Icahn Offshore LP (CIK 0001322825): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,613,437; sole dispositive power 0; shared dispositive power 2,613,437; aggregate amount beneficially owned 2,613,437 (3.62% of the class)
- Icahn Partners LP (CIK 0001313666): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,419,167; shared voting power 3,419,167; sole dispositive power 3,419,167; shared dispositive power 3,419,167; aggregate amount beneficially owned 3,419,167 (4.74% of the class)
- Icahn Onshore LP (CIK 0001322826): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,419,167; sole dispositive power 0; shared dispositive power 3,419,167; aggregate amount beneficially owned 3,419,167 (4.74% of the class)
- Icahn Capital LP (CIK 0001412093): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,032,604; sole dispositive power 0; shared dispositive power 6,032,604; aggregate amount beneficially owned 6,032,604 (8.36% of the class)
- IPH GP LLC (CIK 0001412091): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,032,604; sole dispositive power 0; shared dispositive power 6,032,604; aggregate amount beneficially owned 6,032,604 (8.36% of the class)
- Icahn Enterprises Holdings L.P. (CIK 0001034563): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,032,604; sole dispositive power 0; shared dispositive power 6,032,604; aggregate amount beneficially owned 6,032,604 (8.36% of the class)
- Icahn Enterprises G.P. Inc. (CIK 0001257324): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,032,604; sole dispositive power 0; shared dispositive power 6,032,604; aggregate amount beneficially owned 6,032,604 (8.36% of the class)
- Beckton Corp. (CIK 0001080113): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,032,604; sole dispositive power 0; shared dispositive power 6,032,604; aggregate amount beneficially owned 6,032,604 (8.36% of the class)
- IEP Utility Holdings LLC (CIK 0001889149): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Carl C. Icahn (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 6,032,604; sole dispositive power 0; shared dispositive power 6,032,604; aggregate amount beneficially owned 6,032,604 (8.36% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $1.00 per share
Name of issuer: Southwest Gas Holdings, Inc.
Address of issuer's principal executive offices: C/O SOUTHWEST GAS CORPORATION, 8360 S. DURANGO DRIVE, LAS VEGAS, Nevada (NV), 89113
Comment: This statement constitutes Amendment No. 14 to the Schedule 13D (as amended, the "Schedule 13D") relating to the shares of the common stock, par value $1.00 per share (the "Common Stock"), of Southwest Gas Holdings, Inc., a Delaware corporation (the "Issuer"), and hereby amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on June 3, 2022. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. The percentages set forth on the cover pages hereto are based on 72,182,840 shares of Common Stock outstanding as of October 31, 2025, as disclosed by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following:

In connection with the execution of the Amended and Restated Cooperation Agreement, dated as of October 14, 2025 (referred to as the "2025 Agreement"), the Issuer and the Reporting Persons had previously agreed to enter into a customary form of registration rights agreement with respect to the shares of Common Stock beneficially owned by the Reporting Persons. On November 26, 2025, the Issuer and the Reporting Persons entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Issuer granted certain customary shelf, underwritten offering and piggy-back registration rights to the Reporting Persons subject to the terms and conditions set forth therein. The Registration Rights Agreement supersedes the registration rights described in Exhibit B of the 2025 Agreement.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is included hereto as Exhibit 8.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibit:

Exhibit 8. Registration Rights Agreement, dated November 26, 2025, by and among Southwest Gas Holdings, Inc. and the Reporting Persons (incorporated by reference to Exhibit 10.1 to Southwest Gas Holdings, Inc.'s Current Report on Form 8-K filed by with the Securities and Exchange Commission on November 26, 2025).

## Signatures
- Icahn Partners Master Fund LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (11/26/2025)
- Icahn Offshore LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (11/26/2025)
- Icahn Partners LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (11/26/2025)
- Icahn Onshore LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (11/26/2025)
- Icahn Capital LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (11/26/2025)
- IPH GP LLC: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (11/26/2025)
- Icahn Enterprises Holdings L.P.: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (11/26/2025)
- Icahn Enterprises G.P. Inc.: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (11/26/2025)
- Beckton Corp.: /s/ Ted Papapostolou, Ted Papapostolou / Vice President (11/26/2025)
- IEP Utility Holdings LLC: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (11/26/2025)
- Carl C. Icahn: /s/ Carl C. Icahn, Carl C. Icahn (11/26/2025)